Exhibit 99.6

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ANNOUNCES 2016 AGM RESULTS

VANCOUVER, B.C., Canada – 9 August 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia today announced the results of its annual general meeting of shareholders for Fiscal 2015 and Fiscal 2016 held on 4 August 2017 in Vancouver.

The shareholders reviewed and accepted the auditor’s report on the Company’s annual consolidated financial statements for the Company’s Fiscal 2015 year ended 30 June 2015 and Fiscal 2016 year ended 30 June 2016. The shareholders voted and approved resolutions that:

  Fixed the number of directors at four (4) for the ensuing Fiscal 2017 year,
  Re-elected incumbent directors Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, and Karsani Aulia for Fiscal 2017, and
  Re-appointed Davidson & Company LLP as the auditors of the Company for Fiscal 2017 at remuneration to be fixed by the directors.

Additionally, the shareholders voted to approve and adopt:

  A new incentive stock option plan, replacing all previous plans, applicable to management and employees, and
  A new and restated articles of association of the Company.

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.